SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No __)

GeNOsys, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37244A105

(CUSIP Number)

Amber Johanson, 7123 SW 18th St., Topeka, KS 66615/ 913-306-1381

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.: 37244A105

1) Names of Reporting Persons. Lincoln Management Group, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3) SEC Use Only

4) Source of Funds (See Instructions) WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization Utah limited liability company

Number of Shares Bene- ficially Owned by Each Report- ing Person With	(7) Sole Voting Power
(8) Shared Voting Power: 6,000,000
(9) Shared Dispositive Power
(10) Shared Dispositive Power: 6,000,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13) Percent of Class Represented by Amount in Row (11): 12.59%

14) Type of Reporting Person (See Instructions): OO

CUSIP No.: 37244A105

1) Names of Reporting Persons. Amber Johanson

2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3) SEC Use Only

4) Source of Funds (See Instructions) AF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization USA

Number of Shares Bene- ficially Owned by Each Report- ing Person With	(7) Sole Voting Power
(8) Shared Voting Power: 6,000,000
(9) Shared Dispositive Power
(10) Shared Dispositive Power: 6,000,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11): 12.59%

14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer

GENOSYS, INC.
280 West Riverpark Dr., Provo, UT 84604

Common Stock, $0.001 par value

Item 2.  Identity and Background

(a)       Name: This statement is filed by Lincoln Management Group, LLC, a Utah limited partnership
(“LMG”), and by Amber Johanson (“Johanson”) who is the sole manager of LMG.

(b)       Residence or Business Address:

For LMG	3000 N. University Ave., Ste. 350 Provo, UT 84604

For Johanson	7123 SW 18th St. Topeka, KS 66615

(c)       Principal Business

For LMG	Private investment

For Johanson	Manager of LMG

(d)       Criminal Proceedings in Past Five Years:    None

(e)       Civil Proceedings in Past Five Years
           Involving Violation of Federal or State Securities Laws:    None

(f)       Citizenship of Johanson:   USA

Item 3.  Source and Amount of Funds or Other Consideration

The purchase of 6,000,000 shares of common stock was made entirely with the investment capital of LMG, none of which is borrowed funds. The total purchase price was $150,000.

Item 4.  Purpose of Transaction

The acquisition was made for long-term investment purposes and to liquidate a portion of the stock holdings of an unrelated third person who was resigning as a director of GeNOsys. The reporting persons do not have any plans or proposals for: acquiring any additional securities of the issuer (but the reporting persons reserve the right to make market purchases from time to time based on market price and other factors); any extraordinary corporate transaction; a sale or transfer of a material amount of the assets of GeNOsys; any change in the present board of directors or management; any material change in the present capitalization or dividend policy of GeNOsys; any other material change in the business or corporate structure of Genoys; changes in the charter or bylaws of GeNOsys; causing a class of securities to be delisted or to cease to be authorized to be quoted; making a class of equity securities of GeNOsys eligible for termination o f registration pursuant to Section 12(g)(4) of the Act; or, any action similar to the above.

Item 5.  Interest in Securities of the Issuer

Amount Beneficially Owned

For LMG	(a)	6,000,000 shared beneficially owned
	(b)	Sole Power to Vote -0-
Shared Power to Vote 6,000,000

Sole Power to Dispose of -0-
Shared Power to Dispose of 6,000,000
	(c)	None
	(d)	None
	(e)	Not applicable

For Johanson	(a)	6,000,000 shares beneficially owned

	(b)	Sole Power to Vote -0-
Shared Power to Vote 6,000,000
Sole Power to Dispose of -0-
Shared Power to Dispose of: 6,000,000

	(c)	None
	(d)	None
	(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As a negotiated element of the purchase of the 6,000,000 shares of common stock, the seller agreed with LMG not to sell any of the remaining GeNOsys common stock held by the seller or grant any option or derivative position with respect thereto, until December 9, 2010.

Item 7.  Material to be Filed as Exhibits.

Attached hereto as Exhibit A is the Lock-up Agreement dated June 10, 2009, referenced in Item 6, above.

SIGNATURE

After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2009

Lincoln Management Group, LLC

By:	/s/ Amber Johanson
Amber Johanson, Manager

/s/ Amber Johanson
Amber Johanson, Individually

Exhibit A to 13D for Lincoln Management Group

LOCK UP AGREEMENT

This Lock-up Agreement (the “Agreement”), made and entered into as of the 10th day of June 2009, by and among Lincoln Management Group, LLC, a Utah limited liability company (“LMG”), GeNOsys, Inc., a Utah corporation (the “Company”), and Clark M. Mower and Four Par Investments, shareholders of the Company (referred to individually as a “Shareholder” and collectively as . the “Shareholders”).

RECITALS

A.	The Shareholders are holders of record of the number of shares of common stock of the Company (the “Shares”) as follows:
Name	No. of Shares	Certificate No.

Clark M. Mower	1,284,696
Four Par Investments	198,168

B.

On or about the date of this Agreement LMG is purchasing shares of the Company’s common stock from the Shareholders. As partial consideration for the purchase of Company common stock from the Shareholders, the Shareholders have agreed with LMG and for the benefit of the Company to restrict their sales of Shares.

AGREEMENT

In consideration of the foregoing recitals and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Shareholders agree as follows:

1.       Each of the Shareholders agrees for itself that the Shareholder will not, during the period beginning on the date of this Agreement and ending on December 9, 2010 (a) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Shares owned or controlled by such Shareholder, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Shares, other securities, in cash or otherwise.

2.       Notwithstanding the foregoing, the restrictions set forth in paragraph 1 above shall not apply to transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust or partnership for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder, provided that the trustee of the trust or general partner, member or manager of the partnership agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

3.       Each of the parties hereto represents and warrants that it has full power and authority to enter into this Agreement. All obligations of the parties shall be binding upon the successors, assigns, heirs or personal representatives of the parties.

4.       The Shareholders agree and acknowledge that the certificates for the Shares shall contain a legend to the following effect:

Sale, assignment, transfer, pledge, or other disposition of the shares of common stock represented by this certificate is restricted by the provisions that certain Lock-up Agreement between the registered holder of the shares, the Company and Lincoln Management Group, LLC, which expires December 9, 2010. A copy of the Lock-up Agreement will be provided by the Company upon request.

5.       This agreement shall be governed by and construed in accordance with the laws of the state of Utah, without regard to the conflict of laws principles thereof. In view of the purposes of this Agreement, each party to this Agreement agrees that any remedy at law for a violation of this Agreement would be inadequate and that the injured party or parties, at its or their option, shall have the right to compel the specific performance of this Agreement in a court of competent jurisdiction without necessity of posting bond or of proving damages. This right shall be in addition to and not in lieu of any additional or alternative right or remedy that may be available to a party at law or in equity. In the event any action at law is brought against a party or parties seeking damages for selling Shares in violation of this Agreement and the parties bringing such action prevail, all parties hereto agree that a reasonable measure of the damages suffered is $2.00 (as adjusted proportionately for any forward stock split, reverse stock split or similar recapitalization) for each Share sold in violation of this Agreement, and such amount is properly allocated 50% to the Company and 50% to LMG. In any lawsuit or other action brought to enforce this Agreement, the non-prevailing party or parties shall reimburse the prevailing party or parties for all costs and expenses of such lawsuit or other action and of enforcing any judgment or order rendered therein, including attorney fees.

6.       No party shall reveal or disclose to any other person the transactions contemplated by this Agreement, or issue any press release, publicity statement, or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, except to the extent that such party reasonably determines that such disclosure is required by law to discharge such party’s disclosure obligations.

[Signatures of the parties are on the following page.]

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AGREED and entered into effective the day and year first above written.

Lincoln Management Group, LLC	GeNOsys, Inc.

By:	/s/ Amber Johanson	By:	/s/ John W. R. Miller
Title:	Manager	Title:	CEO

Four Par Investments

/s/ Clark M. Mower	By:	/s/ Clark M. Mower
Clark M. Mower, Individually	Title:	General Partner

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